EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended
	February 28, 2013	February 29, 2012	Year Ended May 31,
			2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$1,983	$2,293	$3,141	$2,265	$1,894	$677	$2,016
Add back:
Interest expense, net of capitalized interest	54	37	52	86	79	85	98
Amortization of debt issuance costs	4	4	5	16	14	5	5
Portion of rent expense representative of interest factor	607	636	797	852	806	795	784

Earnings as adjusted	$2,648	$2,970	$3,995	$3,219	$2,793	$1,562	$2,903

Fixed Charges:
Interest expense, net of capitalized interest	$54	$37	$52	$86	$79	$85	$98
Capitalized interest	37	65	85	71	80	71	50
Amortization of debt issuance costs	4	4	5	16	14	5	5
Portion of rent expense representative of interest factor	607	636	797	852	806	795	784

	$702	$742	$939	$1,025	$979	$956	$937

Ratio of Earnings to Fixed Charges	3.8	4.0	4.3	3.1	2.9	1.6	3.1